SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2011
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NOTICE TO THE MARKET

MIGRATION TO THE NOVO MERCADO LISTING SEGMENT,
OUTCOME OF THE EXERCISE OF WITHDRAWAL RIGHT and
TREATMENT OF FRACTION OF SHARES

The Management of TIM Participações S.A. (“Company”), hereby announces, pursuant to § 4 of article 157 of Law no. 6,404 of 15 December 1976 as amended ("Law no. 6404/76") and Brazilian Securities and Exchange Commission ("CVM") Regulatory Instruction No. 358/02, inform its shareholders, the market in general and other interested parties in what follows.

On 22 June 2011 it was approved at the Extraordinary General Shareholders’ Meeting (“AGE”) of the Company: (1) the Company’s migration to the special listing segment called “Novo Mercado” of BM&FBovespa – Bolsa de Valores, Mercadorias e Futuros S.A. (“BM&FBOVESPA”); (2) the conversion of the total number of preferred shares into common shares of the Company, in the proportion of 0.8406 newly issued common shares for each preferred share of the Company; and (3) the amendment to of the Company’s By-laws in order to: (i) adapt it to the provisions of the Novo Mercado Listing Segment Rules (Regulamento de Listagem do Novo Mercado) of BM&FBOVESPA; (ii) update the limits and the powers over the contracting of transactions (operações) by the Company which used to depend on previous authorization by the General Shareholders’ Meeting, and shall now depend on the approval of the Board of Directors and/or by Board of Officers, as the case may be, with the purpose of adapting them to the current size of the Company and the changes of applicable laws (specially regarding the issue of the Provisional Measure (Medida Provisória) No. 517 of 30 December 2010); and (iii) update the wording of the By-laws in order to adopt best corporate governance practices. Pursuant to article 136 § 1 of Law no. 6404/76 the resolution mentioned on item "(2)" above was ratified by the Special Preferred Shareholders’ Meeting held on the same date of the AGE ("AESP").

Outcome of the Exercise of Withdrawal Right

Considering that 26 July 2011 was the expiration date for preferred shareholders that dissented from the resolutions passed at the AESP to exercise the withdrawal right the Company hereby announces that: (i) the Management will not exercise the option provided for in § 3 of article 137 of Law no.6404/76, remaining entirely approved the resolutions passed at the AGE and AESP; and (ii) payments to the holder of preferred shares of the Company dissenting from the decisions of the AESP who exercised its right of withdrawal will be made on 3 August 2011 under the terms set forth in the Notice to Shareholders published on  23 June 2011.

The Company also informs that only 1 (one) shareholder, holding 84.300 preferred shares representing 0.0052% of the preferred shares and 0.0034% of the total capital stock of the Company exercised the withdrawal right and as indicated in the Notice to the Market published by the Company, the reimbursement amount calculated by the value of the net worth in the Company's balance sheet prepared on 31 December 2010 is R$ 4.1628 per share.

Beginning of Trading of the Company’s Shares on Novo Mercado

Considering the decisions taken by the AGE and AESP mentioned above, the Company advises that: (i) 2 August 2011 will be the last day of trading of preferred shares (TCSL4), whose trading code will be canceled, and 4 August 2011 will be the last day of trading of the American Depositary Receipts representing preferred shares issued by the Company on the New York Stock Exchange; (ii) from 3 August, 2011 the Company will only have common shares traded on the Novo Mercado listing segment of BOVESPA, by using the code "TIMP3" and as from 5 August 2011 the Company will only have American Depositary Receipts representing common shares issued by the Company on the New York Stock Exchange; and (iii) additionally, from 3 August 2011 the new By-laws, with respect to the matters regarding the Novo Mercado, will become effective in its entirety, as approved in the aforementioned AGE, held on 22 June 2011.

Treatment of Fractions of Shares to Non-dissident Shareholders

As discussed at the AGE, referred above, only whole numbers of common shares issued by the Company will be delivered to non-dissident holders of preferred shares. Fractional shares resulting from the conversion shall be paid in current national currency, on 12 August 2011, for the same reimbursement price paid to dissenting shareholders, which calculated by the value of the net worth in the Company's balance sheet prepared on 31 December, 2010 is R$ 4.1628 per share.

The Company will continue to inform the market of all the procedures of implementing the rules of Novo Mercado to its corporate governance structure through its Investor Relations website - http://www.tim.com.br/ri.

Rio de Janeiro (RJ), 28 July 2011.

___________________________________
TIM PARTICIPAÇÕES S.A.
Claudio Zezza CFO and Investors Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date:July 29, 2011	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.